UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

Mobileye N.V.

(Name of Subject Company (Issuer))

Cyclops Holdings, LLC

(Offeror)

a wholly owned subsidiary of

Intel Corporation

(Ultimate Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer, or other person))

Ordinary shares, nominal value €0.01 per share

(Title of Class of Securities)

N51488117

(CUSIP Number of Class of Securities)

Steve Rodgers

Executive Vice President and General Counsel

Intel Corporation

2200 Mission College Blvd.

Santa Clara, California 95054-1549

Telephone: (408) 765-8080

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kenton J. King Sonia K. Nijjar Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, California 94301 +1 650 470-4500	Alexander J. Kaarls Houthoff Buruma Gustav Mahlerplein 50 1082 MA Amsterdam The Netherlands +31 20 605 60 00	Barak S. Platt Yigal Arnon & Co. 1 Azrieli Center Round Building Tel Aviv 6702101 Israel +972 3 608 7777

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$15,397,689,308.00	$1,784,592.00

*	Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 222,411,106 ordinary shares, nominal value €0.01 per share, of Mobileye N.V. multiplied by the offer consideration of $63.54 per share, (ii) the net offer consideration for 28,435,593 shares issuable pursuant to outstanding stock options with an exercise price less than $63.54 per share (which is calculated by multiplying the number of shares underlying such outstanding stock options by an amount equal to $63.54 minus the weighted average exercise price for such stock options of $21.27 per share) and (iii) 1,002,756 shares subject to issuance pursuant to restricted share units multiplied by the offer consideration of $63.54 per share. The foregoing share figures have been provided by the issuer to the offeror and are, as of March 31, 2017, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $1,784,592.00	Filing Party: Cyclops Holdings, LLC and Intel Corporation
Form or Registration No.: Schedule TO	Date Filed: April 5, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the United States Securities and Exchange Commission on April 5, 2017 (together with any amendments and supplements thereto, the “Schedule TO”) in relation to the tender offer by Cyclops Holdings, LLC, a Delaware limited liability company (“Purchaser”) and a wholly owned subsidiary of Intel Corporation, a Delaware corporation (“Intel”), for all outstanding ordinary shares, nominal value €0.01 per share (the “Shares”), of Mobileye N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands registered with the trade register in The Netherlands under file number 34158597 (“Mobileye”), at a price of $63.54 per Share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash, upon the terms and conditions set forth in the offer to purchase dated April 5, 2017 (together with any amendments and supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Schedule TO. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase, and the Letter of Transmittal.

Item 11. Additional Information

The disclosure under the heading “Compliance with the HSR Act” in Section 16 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase beginning on page 58 of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph after the third paragraph under such heading:

The waiting period applicable to the Offer and the other transactions contemplated by the Purchase Agreement under the HSR Act expired effective June 9, 2017 at 11:59 p.m., New York City time. Accordingly, the portion of the Antitrust Clearance Condition relating to the expiration or termination of any applicable waiting period (and extensions thereof) applicable to the Offer and the other transactions contemplated by the Purchase Agreement under the HSR Act has been satisfied.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(J)	Text of Press Release issued by Intel Corporation, dated June 12, 2017, announcing expiration of the waiting period under the HSR Act.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2017

Cyclops Holdings, LLC

By:	/s/ Robert H. Swan
Robert H. Swan
Manager

Intel Corporation

By:	/s/ Robert H. Swan
Robert H. Swan
Executive Vice President and
Chief Financial Officer

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 5, 2017.*

(a)(1)(B)	Form of Letter of Transmittal (including the Declaration of Status for Israeli Income Tax Purposes and Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.*

(a)(1)(F)	Text of Summary Advertisement as published in The Wall Street Journal on April 5, 2017.*

(a)(5)(A)	Joint Press Release issued by Intel Corporation and Mobileye N.V., dated March 13, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(B)	Investor Presentation, dated March 13, 2017 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(C)	Intel Acquires Mobileye Frequently Asked Questions, dated March 13, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(D)	Letter to Intel Corporation Employees from Brian Krzanich, Chief Executive Officer of Intel Corporation, dated March 13, 2017 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(E)	Intel Corporation and Mobileye N.V. Transaction Website Homepage, published March 13, 2017 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(F)	Transcript of Joint Investor Conference Call held by Intel Corporation and Mobileye N.V. on March 13, 2017 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(G)	Intel Corporation to Acquire Mobileye N.V. Revised Frequently Asked Questions (FAQ), dated March 17, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Intel Corporation with the United States Securities and Exchange Commission on March 17, 2017).

(a)(5)(H)	Text of Press Release issued by Intel Corporation, dated April 5, 2017, announcing launch of Tender Offer.*

(a)(5)(I)	English Translation of the Japanese-language Extraordinary Report filed by Intel Corporation with the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan pursuant to the Financial Instruments and Exchange Act of Japan, dated April 20, 2017.**

(a)(5)(J)	Text of Press Release issued by Intel Corporation, dated June 12, 2017, announcing expiration of the waiting period under the HSR Act.***

(d)(1)	Purchase Agreement, dated as of March 12, 2017, by and among Intel Corporation, Cyclops Holdings, Inc., and Mobileye N.V. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(d)(2)	Confidentiality Agreement, effective as of February 1, 2017, by and between Intel Corporation and Mobileye N.V.*

(d)(3)	Transaction Letter, dated as of February 1, 2017, by and between Intel Corporation and Mobileye N.V.*

(d)(4)	Tender and Support Agreement, dated as of March 12, 2017, by and between Intel Corporation, Ziv Aviram, and Cyclops Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

Exhibit No.	Description

(d)(5)	Tender and Support Agreement, dated as of March 12, 2017, by and between Intel Corporation, Amnon Shashua, and Cyclops Holdings, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(d)(6)	Non-Competition Agreement, dated as of March 12, 2017, by and between Intel Corporation and Amnon Shashua (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(d)(7)	Employment Agreement Addendum, dated as of March 12, 2017, by and between Mobileye Vision Technologies Ltd. and Amnon Shashua.*

(d)(8)	Power of Attorney of Intel Corporation and Cyclops Holdings, LLC, dated April 20, 2017.**

*	Previously filed with the United States Securities and Exchange Commission by Cyclops Holdings, LLC in its Tender Offer Statement on Schedule TO on April 5, 2017.

**	Previously filed with the United States Securities and Exchange Commission by Cyclops Holdings, LLC in Amendment No. 1 to its Tender Offer Statement on Schedule TO on April 20, 2017.

***	Filed herewith.